Lakeland Financial Corporation

Raymond James Investor Meetings

October 2010

Lake City Bank

Forward-Looking Information

This presentation contains, and future oral and written statements of the Company and its management may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements are generally identifiable by the use of words such as “believe”, “expect”, “anticipate”, “estimate”, “could”, and other similar expressions. All statements in this presentation, including forward-looking statements, speak only as of today’s date, and the Company undertakes no obligation to update any statement in light of new information or future events.

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. Additional information is included in the Company’s filings with the Securities and Exchange Commission.

Factors that could have a material adverse effect on the Company’s financial condition, results of operations and future prospects can be found in the “Risk Factors” section of the prospectus included in the Registration Statement on Form S-1 filed on October 26, 2009, as amended under Item 1A “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and elsewhere in the Company’s periodic and current reports filed with the Securities and Exchange Commission. These factors include, but are not limited to, the effects of future economic, business and market conditions and changes, domestic and foreign, including competition, governmental policies and seasonality; legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by Company regulators, and changes in the scope and cost of FDIC insurance and other coverages; the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand and other interest sensitive assets and liabilities; the failure of assumptions and estimates underlying the establishment of reserves for possible loan losses, analysis of capital needs and other estimates; changes in borrowers’ credit risks and payment behaviors; and changes in the availability and cost of credit and capital in the financial markets.

Lakeland Financial Corporation

Strategic Overview

Michael L. Kubacki

Chairman & CEO

Lake City Bank

Lake City Bank Today

- Headquartered in Warsaw, Indiana
- 43 branch offices and 1 Loan Production office
- 457 FTEs
- $2.6 billion banking assets
- $900 million trust assets
- Regional franchise
- Low market shares – high growth potential

Historical Highlights

- **1872** – Founded as the 4th bank in Warsaw, IN
- **1933** – "It's a Wonderful Life"
- **1965** – Began Branching
- **1990** – Entered Elkhart Market
- **1999** – Entered Fort Wayne Market
- **2006** – Opened Indianapolis Loan Production Office
- **2010** – Currently Operates 43 Branch Offices

Diversified Market Area

13 Counties and 30 Communities



South Bend
St. Joseph
(3 Branches)
Elkhart
Elkhart
(9 Branches)
LaGrange
(2 Branches)
Noble
(4 Branches)
DeKalb
(1 Branch)
Marshall
(3 Branches)
Kosciusko
(12 Branches)
Warsaw
Allen
(4 Branches)
Fort Wayne
Whitley
(1 Branch)
Pulaski
(1 Branch)
Fulton
(2 Branches)
Huntington
(1 Branch)
Chicago
Indianapolis
Marion
(1 LPO)

Home Market - Warsaw

- Orthopedic Capital of the World
  - Enterprises earn more than $11 billion in annual revenues, representing more than a 50% market share in the US and more than 33% market share in the World
  - Zimmer, Biomet, and DePuy headquartered in Warsaw
- 50% deposit market share
- Stable deposit growth
- County population of 76,275 and deposit base of $1.3 billion

Lake City Bank

Source: BioCrossroads; SNL Financial

Northern Indiana

Bad News

- Recession has hit region hard
- Unemployment in footprint ranges from 10% to 16%
- Impact to manufacturing base has been significant

Good News

- Diverse economic region
- Well established industrial base and service sectors
- Significant borrower diversification
- No substantial industry concentrations in loan portfolio
- Economic recovery is beginning

Lakeland Financial Corporation

Growth Strategy

Business Owner Focus

Expanding Into Larger Markets

High Quality People

Lake City Bank

Business Owner Focus

- 33 Corporate Banking Officers
- Average 20 years experience in banking
- Average 8 years at Lake City Bank

Business Owner Focus

Relationship Strategy

- Lead with Credit
- Understand Client Needs
- Cross-sell Aggressively
- Want Clients, Not Borrowers

Business Owner Focus

Credit Process

- Centralized/Committee Approvals
- Focus on Management/Cash Flow
- Collateral and Guarantees
- Orientation Toward Owner-Occupied RE

Business Owner Focus

Face to Face Contact

- Establish our people as the competitive advantage
- Over 108 Calling Officers
- 22,039 Business Contacts
- 14,453 Calls in 2009



Lake City Bank

Expand Into Larger Markets

State Rank	County	Primary City	Population*	LCB Entry	LCB Deposit Market Share**	# of Branches
19.	Kosciusko	Warsaw	76,275	1872	50%	12
6.	Elkhart	Elkhart	199,137	1990	17%	9
5.	St. Joseph	South Bend	266,680	1997	3%	3
3.	Allen	Fort Wayne	350,523	1999	4%	4
1.	Marion	Indianapolis	880,380	2006	NA	LPO

* Source: STATS Indiana
** Source: FDIC 6/30/09 Statistics



Lake City Bank

Larger Markets

Lake City Bank Market Area*
Deposit Performance

(millions)	2009		1999			
	Deposits	Share	Deposits	Share	Increase	# of Offices
1. 1st Source	$2,676	17.16%	$2,321	16.99%	15.34%	49
2. Lake City Bank	*$1, 735*	*11.13%*	*$642*	*5.54%*	*170.40%*	*44*
3. National City	$1, 650	10.58%	$1,593	13.74%	3.64%	42
4. JPM Chase	$1,484	9.51%	$1,747	15.07%	(15.05)%	32
5. Wells Fargo	$1,225	7.85%	$1,022	8.81%	19.86%	28
6. KeyBank	$1,045	6.70%	$814	7.02%	28.50%	26
7. Tower Bank	$596	3.82%	$35	0.30%	1602.86%	7
8. Independent Alliance	$518	3.32%	$251	2.17%	106.37%	12
9. Star	$476	3.05%	$174	1.50%	173.56%	12
10. MutualBank	$434	2.78%	$197	1.70%	120.30%	17
Market Total:	$15,602		$11,592		34.59%	

* Includes the counties of Kosciusko, Elkhart, St. Joseph, Marshall, Allen, Whitley, Huntington, LaGrange, Noble, DeKalb, Fulton and Pulaski

** Adjusted to include branches subsequently acquired by surviving banks

Source: SNL Financial

Lake City Bank

Larger Markets

Market Area Deposit Performance



$1,200
$1,000
$800
$600
$400
$200
$0
-$200
-$400
$1,094
$561
$356
$302
$267
$237
$232
$203
$58
-$263
Lake City Bank
Tower
1st Source
Star
Independent Alliance
MutualBank
KeyBank
Wells Fargo
National City
JPM Chase

2009 vs. 1999

* Includes the counties of Kosciusko, Elkhart, St. Joseph, Marshall, Allen, Whitley, Huntington, LaGrange, Noble, DeKalb, Fulton and Pulaski

** Adjusted to include branches subsequently acquired by surviving banks

Source: SNL Financial.

Lake City Bank

Quality People

Lake City Bank Culture

- Honesty
- Client Service
- Profitability
- Community Service
- Professional Development
- Stewardship
- Independence

Quality People

Community Involvement

- Company-wide involvement
- Connections with hundreds of community groups
- Thousands of volunteer hours


Lake City Bank
#1
Racing
Lake City Bank
SEE LAKE CITY!

Lake City Bank

Quality People

Lake City University

- Over 90 instructor-led courses, seminars, workshops and live webinars
- 17,000 Contact Hours
- Average 34 hours training per employee
- Over 3400 online courses completed through e-learning

LAKE CITY UNIVERSITY
LCU
Knowledge. Performance. Results.

Quality People
Best Places Finalist

Statement	"Strongly Agree – Strongly Disagree"
In my workgroup, we actively seek to understand customer needs	92 – 0
I understand our organization's mission and strategic goals	94 – 0
Our senior leadership has the capabilities necessary for us to be successful	95 – 0
This organization actively contributes to the community	96 – 0
I understand how my job contributes to this organizations success	98 – 0

Lake City Bank

Source: Best Places to Work in Indiana

Investment Highlights

- History of Organic Growth
- Strong Internal Culture
- Disciplined Strategy
- Consistent Execution
- Business Model More Relevant Than Ever

Lakeland Financial Corporation

Financial Review

David M. Findlay

President

Net Income and EPS


6% CAGR
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.20
$1.46
$1.51
$1.55
$1.58
$1.26
$0.58
$0.56
$14,545
$17,958
$18,721
$19,211
$19,701
$18,979
$8,330
$12,240
Adjusted EPS = $0.66(1)
2004
2005
2006
2007
2008
2009
YTD 2009
YTD 2010
Net Income
Diluted EPS

Note: Net income is before preferred dividends.

(1) Adjusted to exclude non-cash reduction in net income available to shareholders of $1.8 million related to redemption of preferred stock

2009 Net Income Growth	(4%)
YTD 2010 Net Income Growth	47%
YTD 2010 Adj. EPS Growth	14%

Quarterly Net Income and EPS



Each Represent Record Net Income
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$4,460
$5,267
$5,382
$6,021
$6,219
$0.29
$0.36
$0.32
$0.32
$0.24
Adjusted EPS = $0.34(1)
2Q'09
3Q'09
4Q'09
1Q'10
2Q'10
Net Income
Diluted EPS

Note: Net income is before preferred dividends and accretion.

(1) Adjusted to exclude non-cash reduction in net income available to shareholders of $1.8 million related to redemption of preferred stock

Average Loans



15% CAGR
$2,100,000
$1,900,000
$1,700,000
$1,500,000
$1,300,000
$1,100,000
$900,000
$700,000
$500,000
$300,000
$930,934
$1,088,788
$1,270,486
$1,404,068
$1,665,024
$1,901,746
$2,027,164
2004
2005
2006
2007
2008
2009
YTD 2010
Commercial
Retail

Lake City Bank

2009 Growth 14%
YTD 2010 Growth 7%

Loan Breakdown


Installment - Other Consumer $55,280 3%
Home Equity $167,420 8%
Residential Mortgage $90,118 4%
Agri-business - Agriculture $183,137 9%
Commercial & Industrial $727,047 35%
Commercial RE - Construction $195,990 10%
Commercial RE - Multifamily $25,153 1%
Commercial RE - Nonowner Occupied $253,158 12%
Commercial RE - Owner Occupied $361,618 18%

As of June 30, 2010

Lake City Bank

Average Deposits


13% CAGR
$2,200,000
$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$1,033,798
$1,184,670
$1,387,489
$1,476,725
$1,637,794
$1,870,231
$2,131,131
2004
2005
2006
2007
2008
2009
YTD 2010

2009 Growth 14%
YTD 2010 Growth 14%

Lake City Bank

Deposit Breakdown



Cost of Deposits in Period
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1.65%
2.62%
3.96%
4.35%
3.10%
1.72%
1.34%
2004
2005
2006
2007
2008
2009
YTD 2010



Demand Deposits $264,817 12%
Savings $117,712 6%
Non-Public Transaction Accounts $352,204 17%
Public Fund Transaction $86,168 4%
Public Fund CD's $178,962 8%
Brokered CD's $201,059 10%
CDARS $68,686 3%
Retail CD's $861,523 40%

Lake City Bank

As of June 30, 2010

Summary Funding Snapshot

	Dec 31, 2009	% of Mix	June 30, 2010	% of Mix
Total Deposits	$1,851	83%	$2,131	91%
Repurchase Agreements	$127	6%	$105	4%
Federal Reserve TAF	$85	4%	$0	0%
Fed Funds Purchased	$10	0%	$71	3%
FHLB Advances	$170	8%	$40	2%
Summary Funding Total	**$2,243**	**100%**	**$2,307**	**100%**

Lake City Bank

Net Interest Income



$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
13% CAGR
$43,349
$50,263
$52,327
$54,556
$63,268
$80,281
$46,113
$36,553
3.64%
3.71%
3.38%
3.22%
3.14%
3.51%
3.29%
Q2 3.75%
YTD 3.80%
2004
2005
2006
2007
2008
2009
YTD 2009
YTD 2010
Net Interest Income
Net Interest Margin

2009 Growth 27%
YTD 2010 Growth 29%

Lake City Bank

Asset Quality

Provision vs. Net Charge Offs



$25,000
$20,000
$15,000
$10,000
$5,000
$0
$10,645
$5,078
$21,202
$7,990
$11,276
$5,985
$5,750
$4,718
5 Year Period 2004-2008
2009
YTD 2010
Q2 2010
Provision
Net Charge Off

Lake City Bank

Asset Quality

Trends in NPA's vs. NCO's



Net Chargeoffs/Average Loans
NonPerforming Assets to Total Loans
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
2.00%
1.50%
1.00%
0.50%
0.00%
0.09%
0.19%
0.19%
0.18%
0.08%
0.04%
0.08%
0.21%
0.43%
0.42%
0.60%
1.34%
0.56%
0.94%
0.50%
1.02%
0.63%
1.05%
0.65%
1.22%
1.57%
1.51%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
YTD 2010
Net Chargeoffs/Average Loans
NonPerforming Assets to Total Loans

Asset Quality

Charge Off and Reserve Summary


12/31/08 to 6/30/10 Reserve Growth of 98%, $18.5 million
Net Chargeoffs/Average Loans
Loan Loss Reserve to Total Loans
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
2.10%
1.80%
1.50%
1.20%
0.90%
0.60%
0.30%
0.00%
2004
2005
2006
2007
2008
2009
YTD 2010
0.08%
0.04%
0.08%
0.21%
0.43%
0.42%
0.60%
1.07%
1.07%
1.07%
1.04%
1.03%
1.59%
1.82%
Net Chargeoffs/Average Loans
Loan Loss Reserve to Total Loans

Lake City Bank

Asset Quality

Watch List and Loan Review Management

- **Consistent discipline in Watch List and Loan Review administration**
- **Dedicated loan workout group under Chief Credit Officer**
- **Engaged senior management team in Loan Review process**
- **Work with borrowers, not against them**
- **Absence of cookie cutter approach in loan workout situations**

Asset Quality

Relative to Peers

	LKFN 3/31/10	National Peers Median	National Peers Percentile Rank	Midwest Peers Median	Midwest Peers Percentile Rank
Reserves / Non Performing Loans	93%	57%	78th	53%	88th
Non Performing Loans / Loans	1.95%	3.61%	72nd	4.38%	92nd
Non Performing Assets / Assets	1.53%	2.99%	72nd	3.45%	88th
Net Charge-Offs to Average Loans	0.25%	0.77%	81st	1.14%	99th

National Peers – All publicly traded banks with assets of $1B to $5B (249 Banks included)
Midwest Peers – Publicly traded banks with assets of $1B to $5B located in the states of IL, IN, MI & OH. (39 Banks included)
Note: Data based on most recent available quarter.
Source: SNL Financial.

Non-Interest Income


6% CAGR
Non-Interest Income
Non-Interest Income/Total Revenue
$25,000
$20,000
$15,000
$10,000
$5,000
$0
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
$16,680
$18,086
$18,794
$20,242
$22,686
$22,243
$11,592
$10,206
28%
26%
26%
27%
27%
20%
24%
18%
2004
2005
2006
2007
2008(1)
2009
YTD 2009
YTD 2010

2009 Growth (2)%
YTD 2010 Growth (11)%

(1) Excluding gain on redemption of VISA shares in 2008.

Non-Interest Expense


FDIC Special Assessment of $2,614
8% CAGR
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$36,959
$38,432
$40,242
$42,923
$47,481
$53,895
FDIC Special Assessment of $1,855
$26,840
$26,473
2004
2005
2006
2007
2008
2009
YTD 2009
YTD 2010

Adjusted 2009 Growth (1) 8%
YTD 2010 Growth (1)%

Lake City Bank

(1) Excluding special FDIC assessment and temporary increase in 2009.

Efficiency Ratio


70.00%
65.00%
60.00%
55.00%
50.00%
45.00%
40.00%
61.26%
60.22%
61.57%
56.95%
56.58%
57.39%
54.83%
52.16%
47.01%
2002
2003(1)
2004
2005(2)
2006
2007
2008
2009
YTD 2010
Leveraging Offices, People and Technology

Lake City Bank

(1) Excluding impact of debt extinguishment cost of $804,000
(2) Excluding impact of retail card portfolio sale of $863,000

Paid Dividends Per Share



8% CAGR
$0.700
$0.600
$0.500
$0.400
$0.300
$0.200
$0.100
$0.000
$0.410
$0.450
$0.490
$0.545
$0.605
$0.605
$0.605
2004
2005
2006
2007
2008
2009
2010
Annualized

Note - Split Adjusted
- Paid Dividends

2009 Growth 0%
2010 Growth 0%

Lake City Bank

November 2009 Offering Summary

Total Shares:	3,625,431
Price Per Share:	$17.00
Net Proceeds:	$57.9 million

Lake City Bank

TARP Repayment

- Repaid 100% of TARP on June 9, 2010
- Elected not to repurchase warrants from Treasury
- Pro forma capital ratios strong

Capital Structure

Key Ratios and Per Share Data	
Tangible Equity /Tangible Assets	8.91%
TCE /Tangible Assets	8.91%
Tier 1 Risk-Based	11.76%
Total Risk-Based	13.02%
Leverage	9.92%
Book Value	$14.76
Tangible Book Value	$14.52

As of June 30, 2010


Subordinated
Debt
10.2%
Reserves
12.4%
Tangible
Common Equity
77.4%

Lake City Bank

Lakeland Financial Corporation

Raymond James Investor Meetings

October 2010

Lake City Bank